SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)
A. Roland Thomas
President, Chief Executive Officer and
Chairman of the Board of Directors
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
53 State Street
Boston, Massachusetts 02109
(617) 570-1000

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Switch Integration Presentation Robert "Buzz" Kross, Senior Vice President, Manufacturing Solutions Division Margaret McMillian, Senior Director, Human Resources

The tender offer for the outstanding common stock of Moldflow Corporation has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow common stock will be made only pursuant to an offer to purchase and related materials that Buyer intends to file with the SEC on Schedule TO. Moldflow also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Moldflow stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC's website at www.sec.gov, from Buyer (with respect to documents filed by Buyer with the SEC), or from Moldflow (with respect to documents filed by Moldflow with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Figures in Billions USD Strong Performance Image created in 3D Studio Max

Diversification Drives Strong Performance Figures in Billions USD

Autodesk Advantage Market Footprint Democratizing Technology Global Ecosystem Volume Market Leadership

Market Footprint Increased Industry Focus Interoperability Adjacent Markets

Market Footprint Increased Industry Focus Interoperability Adjacent Markets

Market Footprint Increased Industry Focus Interoperability Adjacent Markets

Democratizing Technology 3D Visualization Simulation Analysis

Democratizing Technology 3D Visualization Simulation Analysis

Democratizing Technology 3D Visualization Simulation Analysis

Democratizing Technology 3D Visualization Simulation Analysis

Manufacturing Solutions

Design Revenue from Manufacturing

3 Year CAGR

Aggressive Technology Investments 2001 Today

Product Development Today Critical Challenges

Our Solution: Digital Prototyping

Digital Prototyping

The Net Result

CAD / CAE Manufacturing Product Lines Data Management

Automotive Consumer Products Industrial Machinery Transportation Manufacturing Industries

Computer Integrated Manufacturing

CIM Manufacturing Solution w/ transparenc y on outline 3D format with depth in grey Simulation Production Planning

Extending Digital Prototyping into the Factory Plan

Extending Digital Prototyping into the Factory Simulate

Extending Digital Prototyping into the Factory Produce

Industrial Design Engineering Manufacturing

Who are our employees?

Global Presence: 7,000 Employees

What people say about Autodesk Collegial Relationship-based Non-hierarchal Respectful Bright Informal

Company Values We produce the best QUALITY products and services. We're committed to one another and our customers, partners and vendors because they're integral parts of our business. We are FAST and FLEXIBLE in doing business and practice RISK- TAKING to make the company more profitable. We are direct, clear and ethical in our communications and actions. We speak with HONESTY and courage. We're ACCOUNTABLE for our words and actions and strive to build a challenging work environment that rewards TEAMWORK. We RESPECT individuality both inside and outside the corporation honoring diverse lifestyles and work styles.

Tenets of Autodesk 3.0 CEO Carl Bass' vision of our future Redefine design - help customers realize their ideas through digital prototyping Operational excellence - Create and maintain world-class policies, processes and systems Synchronize product readiness with market readiness - Manage our products' lifecycles to maximize growth and profitability

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Additional Information
     The tender offer for the outstanding common stock of Moldflow Corporation has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Moldflow common stock will be made only pursuant to an offer to purchase and related materials that Autodesk intends to file with the SEC on Schedule TO. Moldflow also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Moldflow stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Moldflow stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at http://www.sec.gov, from Autodesk (with respect to documents filed by Autodesk with the SEC), or from Moldflow (with respect to documents filed by Moldflow with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
Safe Harbor for Forward-Looking Statements
     Statements in this document may contain, in addition to historical information, certain forward-looking statements . All statements included in this document concerning activities, events or developments that Autodesk, Inc. and Moldflow Corporation expect, believe or anticipate will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions, and that Moldflow Corporation’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Moldflow Corporation’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.